Exhibit 99.1

Hermitage Offshore Services Ltd. (NYSE:PSV) Announces Appeal of NYSE Delisting Determination
Hamilton, Bermuda — August 27, 2020
Hermitage Offshore Services Ltd. (NYSE:PSV) (“Hermitage Offshore,” or the “Company”) announced today that it has submitted a request to appeal the delisting determination of the New York Stock Exchange (“NYSE”). As previously disclosed on the Company’s report on Form 6-K filed on August 12, 2020, the NYSE determined to initiate delisting procedures for the Company’s common shares following the Company’s voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code.
The Company continues to believe that there is significant doubt as to its ability to operate as a going concern following the bankruptcy proceedings, and can make no assurance that it will be successful in its appeal of the decision of the NYSE to delist the securities or that there will be any equity value in its common shares at the conclusion of the Chapter 11 process.
Nevertheless, the Company has decided to appeal the delisting determination at this time because it believes that the significant uncertainty surrounding the outcome of the bankruptcy proceedings do not allow for a meaningful assessment of the Company’s ability to meet the NYSE’s continued listing standards following the completion of the bankruptcy proceedings and that therefore the initiation of delisting procedures at this time is premature.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 21 vessels consisting of 10 platform supply vessels, or PSVs and 11 crew boats. The Company’s vessels primarily operate in the North Sea and the West Coast of Africa. Additional information about the Company is available at the Company’s website www.hermitage-offshore.com, which is not a part of this press release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (“OSV”) market, changes in charter hire rates and vessel values, demand in OSVs, the length and severity of the recent novel coronavirus (COVID-19) outbreak, the results of the Company’s Chapter 11 bankruptcy proceedings, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:
Hermitage Offshore Services Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com